

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Tracey Joubert
Chief Financial Officer
Molson Coors Brewing Company
1801 California Street, Suite 4600
Denver, CO 80202

> **Re: Molson Coors Brewing Company**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 12, 2019**
> **File No. 001-14829**

Dear Ms. Joubert:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Beverages, Apparel and Mining